EXHIBIT 99.1
------------

             NET FORCE SYSTEMS INC.SIGNS LETTER OF INTENT TO ACQUIRE
                 TANGSHAN YIAN BIOLOGICAL ENGINEERING CO., LTD.
                 ----------------------------------------------


BEIJING, October 31, 2003 (BUSINESS WIRE) -- Net Force Systems Inc. ("Net Force") (NASD OTC-BB: NTFSF) is pleased to announce that Net Force has entered into a letter of intent to acquire 100% of the issued and outstanding shares of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), a company organized under the laws of the People's Republic of China, through the issuance of 3,500,000 shares of common stock of Net Force plus US$2,200,000 in cash, which will be payable by Net Force within 12 months from the date of entering into a formal agreement, to the shareholders of Tangshan Yian pro rata. The completion of the acquisition of Tangshan Yian by Net Force is subject to Net Force completing due diligence to its satisfaction. If the acquisition of Tangshan Yian is completed, then Tangshan will become and be operated as a wholly owned subsidiary of Net Force.

"Tangshan Yian" operates in the city of Tangshan, People's Republic of China, as a research and development company specializing in the development and manufacturing of various vaccines including flu vaccines and vaccines for Hepatitis A. The company supplies these vaccines to Sinovac Biotech Co., Ltd. Net Force currently owns a majority of the outstanding shares of Sinovac Biotech Co., Ltd. as announced in Net Force's press release dated September 29, 2003.

As a result of Net Force's acquisition of a majority of the outstanding shares of Sinovac Biotech Co. Ltd., Net Force decided to amend its articles of incorporation to change its name from Net Force to "Sinovac Biotech Ltd." This name change was effected on October 21, 2003. Net Force is currently proceeding with having this name change registered with the NASD Over-the-Counter Bulletin Board to receive a new symbol.

Net Force intends to expand Sinovac Biotech Co., Ltd.'s vaccine sales. The research and development operations of Tangshan Yian is expected to supply increased quantities of vaccines to the rapidly expanding Chinese biotechnology industry and to provide new and updated products to be available for the domestic and international markets. Effective on November 3, 2003, Net Force will trade under its new name "Sinovac Biotech Ltd." with a new symbol of "SNVBF".

ABOUT SINOVAC BIOTECH CO., LTD.

In 2002, Sinovac Biotech Co. Ltd. ("Sinovac") successfully launched sales of its Hepatitis A vaccine - the first of its kind ever developed by Chinese scientists using their own proprietary technology. A GlaxoSmithKline survey suggests that China's market for the Hepatitis A vaccine alone will be worth about US $1.5 billion by 2005.

Sinovac is also currently working towards the near-term launch of a combined Hepatitis A&B vaccine for Chinese and foreign markets. Clinical trials for this vaccine have recently been completed and are currently being evaluated. There is only one competing Hepatitis A&B vaccine with a reasonable efficacy and safety profile, GlaxoSmithKline's Twinrix, but its use is limited to individuals over the age of 16. Based on results to date, Sinovac's version of this vaccine is expected to prove safe and effective for the inoculation of China's estimated 300 million children.

Sinovac has and expects to develop vaccines that are as safe and efficacious as Western pharmaceutical company products yet are expected to be far less expensive than their Western counterparts - a key competitive advantage in marketing to China and the developing Southeast Asian countries.

A study by GlaxoSmithKline has forecasted that the Chinese pharmaceutical market is expected to surpass the United States as the world's largest pharmaceutical market by 2020.

In addition to serving its domestic Chinese market, Sinovac is committed to aggressively targeting overseas markets, particularly SouthEast Asia, with its internally developed vaccines. International acceptance of these vaccines is also expected to be underscored by their high approval rating among the highest levels of Chinese government. Specifically, Sinovac's Hepatitis A vaccine has been endorsed by China's National Institute for the Control of Pharmaceutical and Biological Products (NICPBP), an affiliate of the Chinese State Food and Drug Administration (SFDA). The NICPBP agency has been recognized by the World Health Organization for its expertise in the area of drug quality control.

For further information please refer to the Company's 6K filing with the SEC on 26 September, 2003 or refer to Sinovac's website at www.sinovac.com.
                                                    ---------------

Contact: Graham Taylor at (415) 548 8881 or (888) 888 8312.





MANAGEMENT OF NET FORCE WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS HAS PREPARED THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, NET FORCE'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO
REGISTRATION   OR   QUALIFICATION   UNDER  THE  SECURITIES   LAWS  OF  ANY  SUCH
JURISDICTION.
























                                       11